FORM 4

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
GLEASMAN, JAMES A. (Last) (First) (Middle)	TORVEC, INC. ("TOVC")	X Director X 10% Owner ___ Officer (give) ___ Other (specify below) title below)
	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year OCTOBER 10, 2002	
809 EDGEWOOD AVENUE (Street)		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person __ Form filed by More than One Reporting Person
ROCHESTER, NY 14618 (City) (State) (Zip)			

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
$.01 PAR VALUE COMMON STOCK							5,036,060	D	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

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FORM 4 (continued)   TABLE II—Derivative Securities Acquired, Disposed of, or Beneficiary Owned
  (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/(Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Serivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Onwership Form of Derivative Security: Direct (d) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
COMMON STOCK OPTION	$5.00	10/10 2002	A		270,164		10/10 2002	10/09 2007	$.01 Par Val Common Stock	270,164	$0	270,164	D	
NONQUALIFIED STOCK OPTIONS							12/01 1997	11/30 2007	$.01 Par Val Common Stock	25,000	$0	25,000	D*	

Explanation of Responses:

* Exercisable in increments equal to 20% of options granted during each of the first 5 years of option term, on a cumulative basis

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.   __/S/ JAMES A. GLEASMAN__   __10/10/02__
  See **18 U.S.C. 1001 and 15 U.S.C. 78ff(a).**   ****Signature of Reporting Person   Date**

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
    see Instruction 6 for procedure.

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